Exhibit 99.7

SCHEDULE II – EXTENDICARE INC VALUATION AND QUALIFYING ACCOUNTS

(thousands of dollars)

		Additions	Additions
		Provisions	(Subtractions)	Subtractions
	Balance at	for Losses	from	Written off	Balance
Allowance for	Beginning	on Accounts	Foreign	Net of	at End
Doubtful Accounts	of Period	Receivable	Exchange	Recoveries	of Period

Year ended:
December 31, 2002	24,475	17,705	(259)	25,697	16,224
December 31, 2003	16,224	15,672	(2,938)	12,536	16,422
December 31, 2004	16,422	14,883	(1,004)	16,588	13,713